UNITED STATES
SECURITIES AND EXCHANGE
 COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 4*)

Actions Semiconductor Co., Ltd.
(Name of Issuer)

Ordinary Shares, Par Value US$0.000001 per share
(Title of Class of Securities)

00507E107
(CUSIP Number)

Niccolo CHEN
Room 906, 9/F No.2, Lane 150, Sec. 5 Xinyi Road
Xinyi District
Taipei City 110
Taiwan (Republic of China)
 Tel No. (886) 227 585 565 ext 511

With a copy to:

Virginia Tam
K&L Gates LLP
44th Floor, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
 Tel. No. (852) 2230 3535
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507E107
1.	Names of Reporting Persons Surrey Glory Investments Inc.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,276,664 ordinary shares. Mr. CHANG Yung Sen may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,276,664 ordinary shares. Mr. CHANG Yung Sen may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,276,664 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.14%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Yung Sen
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,276,664 ordinary shares. Surrey Glory Investments Inc. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,276,664 ordinary shares. Surrey Glory Investments Inc. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,276,664 ordinary shares.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.14%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Supernova Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,072,634 ordinary shares. Mr. CHEN, Hsuan-Wen (aka Niccolo CHEN) may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,072,634 ordinary shares. Mr. CHEN, Hsuan-Wen (aka Niccolo CHEN) may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,072,634 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHEN, Hsuan-Wen (aka Niccolo CHEN)
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,072,634 ordinary shares. Supernova Investment Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,072,634 ordinary shares. Supernova Investment Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,072,634 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Tongtong Investment Holding Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,061,000 ordinary shares. Mr. LEE, Yun-Chin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,061,000 ordinary shares. Mr. LEE, Yun-Chin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,061,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons LEE, Yun-Chin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,061,000 ordinary shares. Tongtong Investment Holding Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,061,000 ordinary shares. Tongtong Investment Holding Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,061,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Perfectech Int'l Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,069,237 ordinary shares. Mr. Lewis Chi-Tak LO may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,069,237 ordinary shares. Mr. Lewis Chi-Tak LO may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,069,237 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Lewis Chi-Tak LO
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,069,237 ordinary shares. Perfectech Int'l Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,069,237 ordinary shares. Perfectech Int'l Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,069,237 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.45%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Allpremier Investment Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,986,442 ordinary shares. Ms. MA Yingna may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,986,442 ordinary shares. Ms. MA Yingna may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,986,442 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.40%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons MA Yingna
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,986,442 ordinary shares. Allpremier Investment Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,986,442 ordinary shares. Allpremier Investment Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,986,442 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.40%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Octovest International Holding Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mauritius
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,100,000 ordinary shares. Mr. PAN, I-Ming (aka Robin PAN) may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,100,000 ordinary shares. Mr. PAN, I-Ming (aka Robin PAN) may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.47%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons PAN, I-Ming (aka Robin PAN)
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,100,000 ordinary shares. Octovest International Holding Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,100,000 ordinary shares. Octovest International Holding Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.47%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Ventus Corporation
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Belize
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,450,000 ordinary shares. Mr. TANG Hsin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,450,000 ordinary shares. Mr. TANG Hsin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.10%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons TANG Hsin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,450,000 ordinary shares. Ventus Corporation may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,450,000 ordinary shares. Ventus Corporation may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,450,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.10%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Middlesex Holdings Corporation Inc
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,497,999 ordinary shares. Mr. LIN, Yung-Chieh may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,497,999 ordinary shares. Mr. LIN, Yung-Chieh may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,497,999 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.13%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons LIN, Yung-Chieh
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,497,999 ordinary shares. Middlesex Holdings Corporation Inc may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,497,999 ordinary shares. Middlesex Holdings Corporation Inc may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,497,999 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.13%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Rich Dragon Consultants Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,540,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.15%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Jr-Neng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,540,000 ordinary shares. Mr. CHANG Jr-Neng may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,540,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.15%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Nutronics Technology Corporation
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,550,656 ordinary shares. Mr. LEE Fu Chi may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,550,656 ordinary shares. Mr. LEE Fu Chi may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,550,656 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.16%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons LEE Fu Chi
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,550,656 ordinary shares. Nutronics Technology Corporation may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,550,656 ordinary shares. Nutronics Technology Corporation may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,550,656 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.16%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Uniglobe Securities Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,128,371 ordinary shares. Mr. Chun Mei CHEN De Chang may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,128,371 ordinary shares. Mr. Chun Mei CHEN De Chang may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,128,371 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.48%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Chun Mei CHEN De Chang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dominican Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,128,371 ordinary shares. Uniglobe Securities Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 13,128,371 ordinary shares. Uniglobe Securities Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,128,371 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.48%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons New Essential Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,600,000 ordinary shares. Mr. CHANG Sui Gin may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,600,000 ordinary shares. Mr. CHANG Sui Gin may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.05%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons CHANG Sui Gin
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dominican Republic
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,600,000 ordinary shares. New Essential Holdings Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,600,000 ordinary shares. New Essential Holdings Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.05%(1)
14.	Type of Reporting Person IN

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Embona Holdings (Malaysia) Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,800,000 ordinary shares. Embona Holdings Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,800,000 ordinary shares. Embona Holdings Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.74%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Embona Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,800,000 ordinary shares. Embona Holdings (Malaysia) Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,800,000 ordinary shares. Embona Holdings (Malaysia) Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.74% (1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Suffolk Dragon Ventures Ltd
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,732,622 ordinary shares. Good Turn Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,732,622 ordinary shares. Good Turn Limited may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,732,622 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.26%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Good Turn Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,732,622 ordinary shares. Suffolk Dragon Ventures Ltd may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,732,622 ordinary shares. Suffolk Dragon Ventures Ltd may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,732,622 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.26%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Top Best Development Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,532,623 ordinary shares. Peakford International Co., Ltd. may also be deemed to have sole voting power with respect to the foregoing shares.
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 11,532,623 ordinary shares. Peakford International Co., Ltd. may also be deemed to have sole dispositive power with respect to the foregoing shares.
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,532,623 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.58%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

CUSIP No. 00507E107
1.	Names of Reporting Persons Peakford International Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power
 16,332,623 ordinary shares. Of the foregoing shares, Top Best Development Limited may also be deemed to have sole voting power with respect to 11,532,623 shares, and Embona Holdings (Malaysia) Limited or Embona Holdings Limited may also be deemed to have sole voting power with respect to 4,800,000 shares.

	8.	Shared Voting Power -0-
9.
Sole Dispositive Power
16,332,623 ordinary shares. Of the foregoing shares, Top Best Development Limited may also be deemed to have sole dispositive power with respect to 11,532,623 shares, and Embona Holdings (Malaysia) Limited or Embona Holdings Limited may also be deemed to have sole dispositive power with respect to 4,800,000 shares.

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,332,623 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.31%(1)
14.	Type of Reporting Person CO

--
(1) Represents the percentage ownership based on 175,398,248 ordinary shares of the Surviving Corporation that were issued and outstanding as of the effective time of the merger described herein. See Item 4.

Item 1.   Security and Issuer

This Amendment No. 4 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by and among Surrey Glory Investments Inc., Chang, Yung-Sen, Supernova Investment Ltd., Chen, Hsuan-Wen (aka Niccolo Chen), Tongtong Investment Holding Co., Ltd., Lee, Yun-Chin, Perfectech Int'l Ltd., Lewis Chi-Tak Lo, Allpremier Investment Limited, Ma Yingna, Octovest International Holding Co., Ltd., Pan, I-Ming (aka Robin Pan), Ventus Corporation, Tang, Hsin (collectively the “Group 1 Reporting Persons”) on May 23, 2016, as amended and supplemented by Amendment No. 1 filed by and among the Group 1 Reporting Persons, Middlesex Holdings Corporation Inc, Lin, Yung-Chieh, Rich Dragon Consultants Limited, Chang, Jr-Neng, Nutronics Technology Corporation, Lee, Fu-Chi, Uniglobe Securities Limited and Chun Mei Chen De Chang (except for the Group 1 Reporting Persons, collectively the “Group 2 Reporting Persons”) on July 11, 2016, as amended and supplement by Amendment No. 2 filed by and among the Group 1 Reporting Persons, Group 2 Reporting Persons, New Essential Holdings Limited, Chang, Sui Gin, Embona Holdings (Malaysia) Limited, Embona Holdings Limited, Suffolk Dragon Ventures Ltd., Good Turn Limited, Top Best Development Limited, and Peakford International Co., Ltd. (except for the Group 1 Reporting Persons and Group 2 Reporting Persons, collectively the “Group 3 Reporting Persons”) on August 22, 2016, and as amended and restated by Amendment No. 3 filed by and among the Group 1 Reporting Persons, Group 2 Reporting Persons and Group 3 Reporting Persons on September 16, 2016 relating to the ordinary shares (“Ordinary Shares”), par value $0.000001 per share (the statement as filed on May 23, 2016, as so amended on July 11, 2016, August 22, 2016 and September 16, 2016, the “Original Statement”) of the Issuer. The address of the principal executive offices of the Issuer is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Statement. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 4.   Purpose of the Transaction

Item 4 of the Original Statement is hereby supplemented as follows:

On December 9, 2016, an extraordinary meeting of the shareholders of the Issuer was held at 2:00 p.m. (Hong Kong time) at 8/F, No. 437, Ruiguang Road, Neihu District, Taipei, Taiwan. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved, among other things, the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger.

On December 9, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on December 16, 2016 (the “Effective Time”). As a result of the Merger, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Surviving Company”), and the Issuer ceased to be a publicly traded company and became wholly owned by the Rollover Shareholders as set out below:

Rollover Shareholders	Total ordinary shares of the Surviving Company held	Ownership Percentage
Supernova Investment Ltd.	13,072,634	7.45%
Surrey Glory Investments Inc.	14,276,664	8.14%
Tongtong Investment Holding Co., Ltd.	13,061,000	7.45%
Perfectech Int’l Ltd.	13,069,237	7.45%
Allpremier Investment Limited	12,986,442	7.40%
Octovest International Holding Co., Ltd.	13,100,000	7.47%
Ventus Corporation	12,450,000	7.10%
Middlesex Holdings Corporation Inc	12,497,999	7.13%
Rich Dragon Consultants Limited	12,540,000	7.15%
Nutronics Technology Corporation	12,550,656	7.16%
Uniglobe Securities Limited	13,128,371	7.48%
New Essential Holdings Limited	3,600,000	2.05%
Embona Holdings (Malaysia) Limited	4,800,000	2.74%
Suffolk Dragon Ventures Ltd	12,732,622	7.26%
Top Best Development Limited	11,532,623	6.58%
Total:	175,398,248	100%

In connection with the Merger, the ADSs were voluntarily delisted from NASDAQ, and the voluntary delisting became effective on December 16, 2016.  The Surviving Company filed a Form 25 with the SEC on December 16, 2016 to terminate the registration of the ADSs and the Shares under Section 12(b) of the Securities Exchange Act, as amended (the “Act”). The Surviving Company has advised the Reporting Persons that it will file a Form 15 with the SEC on or around December 26, 2016, the effective day of the Form 25, to terminate the registration of the ADSs and the Shares under Section 12(g) of the Act and suspend its reporting obligations under Section 15(d) of the Act.

The Voting and Support Agreement among the Rollover Shareholders was terminated as of December 16, 2016 in accordance with its terms.

Item 5.   Interests in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b)     The Reporting Persons, collectively, beneficially own an aggregate of 162,329,011 Ordinary Shares, representing 100% of the outstanding shares of the Surviving Company as of the Effective Time.

(c)           Except as disclosed in this Amendment No. 4, none of the Reporting Persons have effected any transactions in the Ordinary Shares during the 60 days preceding the filing of this Amendment No. 4.

(d)-(e)     Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December [●], 2016

SURREY GLORY INVESTMENTS INC.

By:	/s/ CHANG, Yung-Sen
Name: Its:	CHANG, Yung-Sen Sole director

CHANG, YUNG-SEN

/s/ CHANG, Yung-Sen

SUPERNOVA INVESTMENT LTD.

By:	/s/ CHEN, Hsuan-Wen
Name: Its:	CHEN, Hsuan-Wen (aka Niccolo CHEN) Sole director

CHEN, HSUAN-WEN (aka NICCOLO CHEN)

/s/ CHEN, Hsuan-Wen

TONGTONG INVESTMENT HOLDING CO., LTD.

By:	/s/ LEE, Yun-Chin
Name: Its:	LEE, Yun-Chin Sole director

LEE, YUN-CHIN

/s/ LEE, YUN-CHIN

PERFECTECH INT’L LTD.

By:	/s/ Lewis Chi-Tak LO
Name: Its:	Lewis Chi-Tak LO Sole director

LEWIS CHI-TAK LO

/s/ LEWIS CHI-TAK LO

ALLPREMIER INVESTMENT LIMITED

By:	/s/ MA Yingna
Name: Its:	MA Yingna Sole director

MA YINGNA

/s/ MA Yingna

OCTOVEST INTERNATIONAL HOLDING CO., LTD.

By:	/s/ PAN, I-Ming
Name: Its:	PAN, I-Ming (aka Robin PAN) Sole director

PAN, I-MING (aka Robin PAN)

/s/ PAN, I-Ming

VENTUS CORPORATION

By:	/s/ TANG, Hsin
Name: Its:	TANG, Hsin Sole director

TANG, HSIN

/s/ TANG, Hsin

MIDDLESEX HOLDINGS CORPORATION INC

By:	/s/ LIN, Yung-Chieh
Name: Its:	LIN, Yung-Chieh Sole director

LIN, YUNG-CHIEH

/s/ LIN, Yung-Chieh

RICH DRAGON CONSULTANTS LIMITED

By:	/s/ CHANG, Jr-Neng
Name: Its:	CHANG, Jr-Neng Sole director

CHANG, JR-NENG

/s/ CHANG, Jr-Neng

NUTRONICS TECHNOLOGY CORPORATION

By:	/s/ LEE, Fu-Chi
Name: Its:	LEE, Fu-Chi Sole director

LEE, FU-CHI

/s/ LEE, Fu-Chi

UNIGLOBE SECURITIES LIMITED

By:	/s/ Chun Mei CHEN De Chang
Name: Its:	Chun Mei CHEN De Chang Sole director

CHUN MEI CHEN DE CHANG

/s/ Chun Mei CHEN De Chang

NEW ESSENTIAL HOLDINGS LIMITED

By:	/s/ CHANG Sui Gin
Name: Its:	CHANG Sui Gin Sole director

CHANG SUI GIN

/s/ CHANG Sui Gin

EMBONA HOLDINGS (MALAYSIA) LIMITED

By:	/s/ YEH, Chia-Wen
Name: Its:	YEH, Chia-Wen Sole director

EMBONA HOLDINGS LIMITED

By:	/s/ YEH, Chia-Wen
Name: Its:	YEH, Chia-Wen Sole director

SUFFOLK DRAGON VENTURES LTD

By:	/s/ CHEN, Shu-Lin
Name: Its:	CHEN, Shu-Lin Sole director

GOOD TURN LIMITED

By:	/s/ CHEN, Shu-Lin
Name: Its:	CHEN, Shu-Lin Sole director

TOP BEST DEVELOPMENT LIMITED

By:	/s/ YEH HSU, Li-Li
Name: Its:	YEH HSU, Li-Li Sole director

PEAKFORD INTERNATIONAL CO., LTD.

By:	/s/ YEH HSU, Li-Li
Name: Its:	YEH HSU, Li-Li Sole director